EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 12, 2009, with respect to the financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph relating to substantial doubt about Unigene Laboratories, Inc’s ability to continue as a going concern) and internal control over financial reporting included in the 2008 Annual Report of Unigene Laboratories, Inc. to its shareholders on Form 10-K for the year ended December 31, 2008 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

New York, New York

December 23, 2009